UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.  2)*

A.M. Castle & Co.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

148411309

(CUSIP Number)

Jeremy T. Steele

Senior Vice President, General Counsel & Secretary

1420 Kensington Road, Suite 220

Oak Brook, IL 60523

(847) 455-7111

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 27,  2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 148411309

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Marec E. Edgar
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 321,016 shares of Common Stock(1)
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 155 shares of Common Stock(1)
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 321,016 shares of Common Stock(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8% (Based on 3,649,658 shares outstanding as of February 24, 2020)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1) Does not include shares which may be acquired upon conversion of the Issuer’s Old Notes or New Notes, because, in each case, the mode of payment is determined in the sole discretion of the Issuer and the Reporting Person’s right to obtain shares is therefore subject to a material contingency beyond his control.

Explanatory Note

This Amendment No. 2 (this “Amendment No. 2”) relates to the Common Stock of A. M. Castle & Co., a Maryland corporation (the “Company”), which has its principal executive offices at 1420 Kensington Road, Suite 220, Oak Brook, Illinois 60523.  This Amendment No. 2 is being filed in connection with the entry by the Reporting Person of a support agreement on February 26, 2020 in connection with a registered Exchange Offer (as defined below) to holders of certain of the Company’s outstanding notes announced on February 27, 2020. Except as otherwise set forth herein, this Amendment No. 2 does not modify any of the information previously reported by the Reporting Person in the Schedule 13D as amended to date.

Item 4.  Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

On February 27, 2020, the Reporting Person entered into a support agreement with the Company pursuant to which Reporting Person agreed, in connection with the Company’s exchange offer and consent solicitation launched on February 27, 2020 (the “Exchange Offer”), to tender his 5.00%/7.00% Convertible Senior PIK Toggle Notes due 2022 issued by the Company (the “Old Notes”) in exchange for the Company’s 3.00%/5.00% Convertible Senior PIK Toggle Notes due 2024 (the “New Notes”) and shares of Common Stock, and to consent to certain proposed amendments to the terms of the Old Notes.  The New Notes are initially convertible into 212.9 shares of Common Stock at the option of holders. However, the mode of payment may be changed at any time in the sole discretion of the Issuer. Accordingly, any right to receive shares is subject to a material contingency outside the control of the Reporting Person so the Reporting Person does not beneficially own any shares of Common Stock which might be acquired.

If the Exchange Offer is completed, the Company has agreed to call a special meeting of stockholders (or consider such matters at its upcoming annual meeting of stockholders) to be held as soon as reasonably practicable for stockholders of record as of a date occurring on or after the closing date of the Exchange Offer (which will include holders of Old Notes who receive shares of Common Stock in the Exchange Offer) to consider the following matters: (1) a proposal to amend the Company’s articles of amendment and restatement to increase the number of shares of Common Stock authorized for issuance, in order to provide a sufficient number of authorized shares of Common Stock for the issuance of shares upon conversion of the New Notes, (2) a proposal to amend the Company’s articles of amendment and restatement to effect a reverse stock split of shares of the Common Stock; and (3) any other matters properly brought before the meeting.

Except as set forth herein, the Reporting Person has no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

The aggregate percentage of Common Stock reported owned by the Reporting Person is based upon 3,649,658 shares of Common Stock outstanding as of February 24, 2020, which was reported in the Company’s Form 10-K filed with the Securities and Exchange Commission on February 27, 2020.

(a)         The responses of the Reporting Person to Items 7 through 11 of the cover page of this Schedule 13DA relating to beneficial ownership of the shares of Common Stock are incorporated herein by reference.

(b)         Because of the relationship between the Reporting Person and the other stockholders of the Issuer party to the Stockholders Agreement, dated August 31, 2017 (the “Stockholders Agreement”), the Reporting Person may be deemed, pursuant to Rule 13d-3 under the Act, to be a member of a group that beneficially owns an aggregate of 2,889,849 shares of Common Stock, which represents the aggregate number of shares of Common Stock beneficially owned by the parties to the Stockholders Agreement. 2,889,849 shares of Common Stock represents 79% of the total number of shares of Common Stock outstanding as of February 24, 2020.

(c)          Except for the transactions described herein, there have been no other transactions in the securities of the Issuer effected by the Reporting Person in the last 60 days.

(d)         None.

(e)          Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information contained in Item 4 of this Schedule 13DA is incorporated herein by reference.

Item 7.  Material to Be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

Exhibit 1: Form of Support Agreement between A.M. Castle & Co. and holders who, in the aggregate, hold in excess of 96% of the Company’s outstanding 5.00%/7.00% Convertible Senior PIK Toggle Notes due 2022 (incorporated by reference to Exhibit 10.1 to A.M. Castle & Co.’s  Current Report on Form 8-K filed with the Securities and Exchange Commission on February 27, 2020).

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 9, 2020

/s/ Marec E. Edgar
Marec E. Edgar